Exhibit 99.1

MEDIA RELEASE
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Besra announces Q1 FY2014 results

Toronto, Canada, 14 November 2013: Besra (TSX:BEZ) (ASX:BEZ) (OTCQX:BSRAF) (Frankfurt:OP6) today announced its Q1 FY2014 results with 14,425 oz of gold produced with a cash cost per oz of US$1,002 and all-in sustaining costs of US$1,463 per oz.  These costs were higher than budget owing to a disputed export tax assessment.

The Vietnam Customs assessment (see Besra press release dated 5 July 2013 and subsequent updates) resulted in temporary import and export restrictions which affected our ability to import parts, stopping significant portions of our mine equipment and mill circuits including crushing and grinding at both mines, also causing us to sell gold in country or export doré, incurring 10% VAT or 10% export tax respectively.

But for those interruptions and one-off additional costs, normalised all-in sustaining costs would have been below FY2014 target of $1,150 and operating cash costs below $700.  The Company calculates that over 3,000 ounces of lost production occurred due to the restrictions. Future quarters are expected to revert to the normalized figures.

	Q1 2014	Q1 2013
Ore mined (tonnes)	156,587	96,189
Average mill feed grade (g/t)	3.18	4.33
Recovery (%)	90	89
Gold production (oz)	14,425	11,912
EBITDA (US$)	(904,564)	3,022,891
Average realized gold price (US$/oz)	1,293	1,649
Operating cash cost (US$/oz)	1,002	874
All-in sustaining cost (US$/oz)	1,463	1,381

According to Besra CEO, John Seton, “The first quarter of 2014 presented an array of challenges for our operations in Vietnam alongside a range of efficiencies and cost reductions as well as good progress on our feasibility work at Bau. Despite making real efficiencies and cost savings across the board, including a 35% reduction in corporate and administrative expenses, we’ve been frustrated by two issues in Vietnam which have hampered operations.

“The export tax assessment is still in dispute, however we were able to have the import and export restrictions lifted after high level discussions with government Ministers and senior bureaucrats.  As a result all items that were stuck in Customs during the period have since been released and delivered. We are hopeful the dispute will be finally resolved in the coming months.”

The delays meant that Q1 2014 ounce production was less than planned and at higher costs. Despite this, the Company is maintaining its production forecast for FY2014 of 65-70,000 oz and is still targeting annual all-in sustaining costs of $1,150 per ounce.

MEDIA RELEASE
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“We were also concerned by a proposal put forward to the Government of Vietnam by the Ministry of Finance that included an increase in gold royalty.  We immediately undertook an extensive education campaign, invited members of the National Assembly to visit our sites in Vietnam, held briefings, financial model presentations and meetings with senior politicians. As a result the Standing Committee returned the proposal to the Ministry of Finance.  We continue to seek a reduction in royalties that would provide a far more encouraging environment both for Besra and other potential foreign investors and achieve higher overall revenues for Vietnam,” said Seton.

There were a number of positives in Q1, particularly in the implementation of efficiencies and cost reductions in Vietnam, where the Company:
•	purchased a used OroStudio refining circuit which will go into production in mid November saving approximately US$2 million in total costs over the next year;
•	renegotiated ore haul contracts at both the Company’s Vietnam sites saving approximately US$600,000 per year;
•	completed electrification basic engineering studies for both Bong Mieu and Phuoc Son which when implemented will result in US$6 million per year in diesel savings for a capex of US$2.4 million;
•	booked savings on completed projects to date reducing cash costs by US$107/oz;
•	completed roll out of an industry leading integrated exploration and mining software solution.

The Company is also undertaking a restructure of our Vietnam operating companies to enable us to undertake a local initial public offering (IPO) in FY2014 as market conditions allow.

Regarding the Bau Project, Seton said, “The Jugan Hill Feasibility Study for our Bau project has now progressed to third party review. After extensive test work we have been able to produce concentrate at >40g/t which is currently with several smelters for testing. In the event that we are able to secure suitable terms for concentrate sales, significant savings will be made on capital costs and financing of the development should be attainable on more attractive terms than previously thought. We are on target for the public release of the Jugan Hill feasibility study this quarter once commercial negotiations are complete.  We are also progressing financing options with the aim of having the project financing plan well advanced by the time the feasibility is released.  This will be a major step forward for the project and will provide a clear path to production from our third mine.”

Seton stated, “In all, a difficult quarter, not least because of the wallowing gold price and broad equities market malaise.  However we have so far overcome every obstacle that has come across our path.  With a unified management team, strict financial regime and excellent progress on bringing our Bau project to fruition, we’re upbeat about the remainder of the year, and Besra’s future as a multi-mine, multi-country diversified gold production company.”

… ends …

Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra – www.besra.com
Besra is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold production capacity in Vietnam over the next two years and is projecting new production capacity from Bau Central during late 2015 (start up and production forecasts will depend on the result of the current Jugan feasibility, which is scheduled for completion in 2013).

For further information contact:
James W Hamilton
Investor Relations
T: +1 (416) 572 2525
F: +1 (416) 572 4202
TF: 1 888 902 5522 (North America)
E:  ir@besra.com

MEDIA RELEASE
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Steve Wilson
Corporate Communications
T: +64 9 9121765
M: +64 21675660
TF: 800 308 602 (Australia)
E: steve.wilson@besra.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

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